Locafy Limited
246A Churchill Avenue
Subiaco WA 6008, Australia

March 24, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:	Priscilla Dao
Jan Woo
Joseph Kempf
Robert Littlepage

Re:	Locafy Limited
Registration Statement on Form F-1
Filed on February 1, 2022
File No. 333-262442 (the “Registration Statement”) Form 8-A, File No. 001-41333
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, and Rule 12d1-2 under the Securities Exchange Act of 1934, as amended, Locafy Limited (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement, as amended, and the Form 8-A, so that they may become effective at 5:00 p.m., Eastern Time, on March 24, 2022, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick A. Werner, Esq., at (212) 659-4974.

Very truly yours,

Locafy Limited

By:	/s/ Gavin Burnett
Gavin Burnett
Chief Executive Officer